AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 2, 2015

                                                         1933 ACT FILE NO. 333 -
                                                   1940 ACT FILE NO. 811 - 22925

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _______________________

                                    FORM S-6
                            ________________________

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
                      SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

     A.   EXACT NAME OF TRUST: ELKHORN UNIT TRUST, SERIES 7

     B.   NAME OF DEPOSITOR: ELKHORN SECURITIES, LLC

     C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

          Elkhorn Securities, LLC
          207 Reber Street
          Suite 201
          Wheaton, Illinois 60187

     D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

Copies to:

  BENJAMIN T. FULTON MORRISON C. WARREN, ESQ.

    Chief Executive Officer                             Chapman and Cutler LLP
    Elkhorn Securities, LLC                             111 West Monroe Street
    207 Reber Street                                    Chicago, Illinois 60603
    Suite 201                                           (312) 845-3000
    Wheaton, Illinois 60187
    (630) 384-8714


     It is proposed that this filing will become effective (check appropriate box)

     [_]  immediately upon filing pursuant to paragraph (b)

     [_]  on (date) pursuant to paragraph (b)

     [_]  60 days after filing pursuant to paragraph (a)(1)

     [_]  on (date) pursuant to paragraph (a)(1) of rule 485

     If   appropriate, check the following box:

     [_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

     [_]  Check box if it is proposed that this filing will become effective on
          (date) at (time) pursuant to Rule 487.

================================================================================

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

      Preliminary Prospectus Dated December 2, 2015, Subject to Completion

                          Elkhorn Unit Trust, Series 7



                     Elkhorn Deepest Value Sector Portfolio

                Elkhorn High Quality Preferred Select Portfolio


                            Elkhorn Securities logo


                                   PROSPECTUS
                             DATED __________, 2016

                      Portfolios of securities selected by
                            Elkhorn Securities, LLC
                                  630.355.4676

                        You should read this prospectus
                      and retain it for future reference.

           The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.



OVERVIEW

     Elkhorn Unit Trust, Series 7, is a unit investment trust that consists of the following portfolios (each a "Trust"; collectively, the "Trusts"):

     o Elkhorn Deepest Value Sector Portfolio (the "Deepest Value Sector Trust"): page 2; and

     o Elkhorn High Quality Preferred Select Portfolio (the "High Quality Preferred Trust"): page 8.

     Elkhorn Securities, LLC ("Elkhorn" or the "Sponsor") serves as the sponsor of the Trusts.

     The Trusts are scheduled to terminate in approximately two years.


================================================================================
                             ELKHORN DEEPEST VALUE
                                SECTOR PORTFOLIO
================================================================================

INVESTMENT OBJECTIVE

     The Deepest Value Sector Trust seeks to provide capital appreciation with current income as a secondary objective.

PRINCIPAL INVESTMENT STRATEGY

     Under normal circumstances, the Trust will invest at least 80% of the value of its assets in U.S.-listed common stocks issued by companies in an economic sector that the Sponsor believes to be the most undervalued sector as of _____, 2016 (the "Security Selection Date"). Once the Sponsor has determined the deepest value sector, the Sponsor then selects 30 securities for the portfolio that have underperformed the broader market as of the Security Selection Date.

                           Sector Selection Strategy

     To select the Trust's sector concentration, the Sponsor calculates the current and historic price-to-earnings ratios of each Factset sector and selects the sector with the lowest price-to-earnings ratio relative to its historical price-to-earnings ratio (the "Selected Sector").

                          Portfolio Selection Strategy

     In constructing the Trust's final portfolio, securities will be selected based on the following criteria:

     o Begin with the U.S.-listed companies in the Solactive U.S. Broad Market Index (the "Index").

     o Narrow the initial universe to securities in the Selected Sector, which as of the Security Selection Date was the _____ sector.

     o Rank each security within the sub-universe by each of the following values: (i) the lowest historical one-year total return; (ii) the highest 12-month dividend yield; (iii) the lowest price-to-earnings ratio; (iv) the lowest price-to-book ratio; and (v) the lowest price-to-free cash flow ratio. If a company does not have a value for a particular category, the company is ranked last in that category.

     o Select the final portfolio by taking the sum of the five rankings and selecting the 30 securities with the lowest composite score.

     The Trust is not designed to track any index. The portfolio is not managed and will not be rebalanced to track changes in the Index. The Trust does not invest in all of the component securities of the Index. For more information regarding the Index, please see "Index Description."

FUTURE TRUSTS

     The Sponsor intends to create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately six months after the inception date of the Trust (the "Inception Date") or upon the Trust's termination. If these future trusts are available, you may be able to invest your units in a future trust through the rollover option (the "Rollover"). For a more detailed description see "Rollover" in this prospectus. Each trust is designed to be part of a longer-term investment strategy.

================================================================================
ESSENTIAL INFORMATION

Unit price at inception                            $10.00

Inception date                           __________, 2016

Termination date                         __________, 2018

Distribution date                  25th day of each month
                                           (commencing on
                                 ______ 25, 2016, if any)

Record date                        10th day of each month
                                           (commencing on
                                 ______ 10, 2016, if any)

Estimated net annual distributions            First year:
(as of _____, 2016 and may                   Second year:
vary thereafter)

Evaluation time         As of the close of trading of the
                                  New York Stock Exchange
                       (normally 4:00 p.m., Eastern time;
                          however, on the first day units
                       are sold, the evaluation time will
                         be as of the close of trading on
                           the New York Stock Exchange or
                                the time the registration
                      statement filed with the Securities
                                  and Exchange Commission
                             becomes effective, if later)

CUSIP Numbers

Cash Distributions
  Standard Accounts
  Fee Account Cash

Reinvested Distributions
  Standard Accounts
  Fee Account Reinvest

Ticker

Minimum investment                       $1,000/100 units

PORTFOLIO DIVERSIFICATION
                                              Approximate
Sector                               Portfolio Percentage
---------------------------------------------------------
                                                        %
---------------------------------------------------------
Total                                             100.00%
=========================================================

                                              Approximate
Market Capitalization                Portfolio Percentage
---------------------------------------------------------
                                                        %
---------------------------------------------------------
Total                                             100.00%
=========================================================

                                              Approximate
Country/Territory                    Portfolio Percentage
---------------------------------------------------------
                                                        %
---------------------------------------------------------
Total                                             100.00%
=========================================================

PRINCIPAL RISKS

     As with all investments, you may lose some or all of your investment in the Trust. No assurance can be given that the Trust's investment objective will be achieved. The Trust also might not perform as well as you expect. This can happen for reasons such as these:

     The Portfolio is not Managed. The value of your investment may fall over time. The Trust will generally hold, and may continue to buy, the same securities even though a security's outlook, rating, market value or yield may have changed.

     Price Volatility. The value of the your investment will fluctuate with changes in the value of the Trust's securities. Securities prices fluctuate for several reasons, including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

     Because the Trust is not managed, the Trust will not sell securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, or that you will not lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     Small- and Mid-Cap Companies. The Trust invests in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     Foreign Securities. The Trust invests in U.S.-listed foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad; the differences between the regulations to which U.S. and foreign issuers and markets are subject; the seizure by the government of company assets; excessive taxation; withholding taxes on dividends and interest; limitations on the use or transfer of portfolio assets; and political or social instability. Other risks include the following:

     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments;

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations;

     o    Foreign markets may be less liquid and more volatile than U.S.
          markets;

     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect the Trust's value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the Trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the Trust's foreign currency holdings; and

     o Future political and governmental restrictions might adversely affect the payment or receipt of income on the foreign securities.

     Dividends. There is no guarantee that the issuers of the securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

     Selection Risk. Securities selected according to this strategy may not perform as intended. The Trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Trust's investment strategy is designed to achieve the Trust's investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     Financial Condition of an Issuer. The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

     Legislation and Litigation. From time to time, various legislative initiatives or regulatory standards are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the securities, or of the industries represented by such issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the securities.

     Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a ten dollar ($10.00) unit price. Actual expenses may vary.

                            Percentage
                             of Public   Amount Per
                             Offering      $1,000
Investor Fees                Price (1)    Invested
----------------------------------------------------
Initial Sales Charge Paid
  on Purchase (2)               1.00%     $10.00
Deferred Sales Charge (3)       2.45       24.50
Creation and Development
  Fee (4)                       0.50        5.00
----------------------------------------------------
Maximum Sales Load              3.95%     $39.50
====================================================
Estimated Organization
Costs (5)
(amount per 100 units
paid by the Trust at the
end of the initial offering
period or after six months,
at the discretion of
the Sponsor)                   $8.00
====================================================

                            Approximate
Annual Fund                 % of Public
Operating                    Offering    Amount Per
Expenses                     Price (1)   100 Units
----------------------------------------------------
Trustee's Fee                 0.1050%     $1.050
Supervisory Fee               0.0300       0.300
Evaluator's Fee               0.0300       0.300
Bookkeeping and
  Administrative Fee          0.0320       0.320
Estimated Other Trust
  Operating Expenses (6)
----------------------------------------------------
Total                               %     $
====================================================

(1) Based on a unit with a $10.00 per unit Public Offering Price as of the Inception Date.

(2) The initial sales charge provided is based on the unit price on the Inception Date. Because the initial sales charge equals the difference between the maximum sales charge and the sum of the remaining deferred sales charge and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales charge will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales charge, each investor is obligated to pay the entire applicable total sales charge.

(3) The deferred sales charge is fixed at $0.245 per unit and is deducted in monthly installments of $0.0817 per unit on the last business day of __________ 2016 and _________ 2016 and $0.0816 on the last business day of
     ________ 2016. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales charge period, the entire deferred sales charge will be collected upon redemption.

(4) The C&D Fee compensates the Sponsor for creating and developing the Trust; the C&D Fee is fixed at $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date.

(5) The estimated organization costs include the amount per unit paid by the Trust at the earlier of the end of the initial offering period or after six months.

(6) Since certain of the operating expenses are fixed amounts, if the Trust does not reach a certain size, or falls below such size over its life, the actual amount of the operating expenses may, in some cases, greatly exceed the amounts reflected. To the extent the actual operating expenses are greater than the estimated amount, only the estimated operating expenses will be charged to the Trust. Any operating expenses exceeding this estimate will be borne by the Sponsor. Other operating expenses do not include brokerage costs and other transactional fees, but may include a licensing fee paid by the Trust to Solactive, AG ("Solactive") for the use of intellectual property owned by Solative and may include global custody charges.

EXAMPLE

     This example helps you compare the cost of the Trust with other unit trusts and other funds. In the example the Sponsor assumes that you reinvest your investment in a new trust every other year at a reduced sales charge and that the Trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

1 year           $
3 years
5 years
10 years

     This example assumes that you continue to follow the Trust strategy and roll your investment, including all distributions, into a new series of the Trust every other year subject to a rollover sales charge of $0.295 per unit.

TRUST PORTFOLIO

ELKHORN UNIT TRUST, SERIES 7
ELKHORN DEEPEST VALUE SECTOR PORTFOLIO
AS OF THE TRUST INCEPTION DATE, __________, 2016
------------------------------------------------------------------------------------
                                                 Percentage    Market
                                                of Aggregate   Value      Cost of
Number of Ticker                                  Offering      per     Securities
Shares    Symbol Issuer                            Price     Share (1)  to Trust (2)
------------------------------------------------------------------------------------
                 COMMON STOCKS: 100.00%
                                                                        ------------
                                                                        $
                                                                        ============

Notes to Portfolio

(1) The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust's Inception Date. The Trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2) The cost of the securities to the Sponsor and the Sponsor's profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $______ and $______, respectively.

(3)  This is a non-income producing security.

================================================================================
                              ELKHORN HIGH QUALITY
                           PREFERRED SELECT PORTFOLIO
================================================================================

INVESTMENT OBJECTIVE

     The High Quality Preferred Trust seeks to provide current income.

PRINCIPAL INVESTMENT STRATEGY

     Under normal circumstances, the Trust will invest at least 80% of the value of its assets in preferred securities. The Trust seeks to achieve its objective by investing in a portfolio of U.S.-listed preferred securities that are included in the S&P High Quality Preferred Index (the "Index"). The Index is comprised of securities that meet the following criteria:

     o Initial Universe. Each preferred security must be included in the S&P U.S. Fixed Rate Preferred Stock Index as of most recent reconstitution date.

     o Market Capitalization. The issuance of the preferred securities must have more than $100 million outstanding.

     o    Listing. Each preferred security must be listed on a public exchange.

     o Volume. Each preferred security must have traded more than 250,000 shares per month over the previous six months. Issues with fewer than six months of trading history are evaluated over the available period and may be included should size and available trading history infer the issue will satisfy this requirement.

     o Indicated Yield. Each preferred security must have an indicated dividend yield.

     o Rating. Each preferred security must have a minimum credit rating of BBB- /Baa3/BBB- issued by Standard & Poor's Ratings Services ("Standard and Poor's"), Moody's Investors Services, Inc. and Fitch, Inc., respectively. The lowest of the available credit ratings will be used to determine the issuer's credit rating for purposes of inclusion in the index. Please see "Description of Ratings."

                          Portfolio Selection Strategy

     To select the Trust's portfolio, the Sponsor begins with the Index. The Sponsor then selects and weights the top 30 preferred stocks in the Index based on indicated yield, which is calculated as the coupon divided by the most recent closing price of the preferred stock. As of the date of deposit (i) no more than 5% of the final weight of the portfolio was allocated to a single preferred security; and (ii) no more than one preferred security was selected from a single parent company.

     The Trust is not designed to track any index, including the Index or the S&P U.S. Fixed Rate Preferred Stock Index. The portfolio is not managed and will not be rebalanced to track changes in the Index. The Trust does not invest in all of the component securities of the Index. For more information regarding the Index, please see "Index Description."

                              Preferred Securities

     Similar to bonds, preferred securities offer a stated rate of return paid in the form of a dividend and are traded on the basis of their yield. Dividend distributions of preferred stocks may be eligible for the dividends received deduction for corporations and typically count as qualified dividend income for individual investors.

     Like common stock, preferred stocks are perpetual equity securities representing ownership in a company. Preferred stock ranks senior to common stock and preferred stockholders enjoy preference over common stockholders with regard to dividends and liquidations. Preferred stockholders may also forfeit or at least be limited in their voting rights.

FUTURE TRUSTS

     The Sponsor intends to create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately six months after the inception date of the Trust (the "Inception Date") or upon the Trust's termination. If these future trusts are available, you may be able to invest your units in a future trust through the rollover option (the "Rollover"). For a more detailed description see "Rollover" in this prospectus. Each trust is designed to be part of a longer-term investment strategy.

================================================================================
ESSENTIAL INFORMATION

Unit price at inception                            $10.00

Inception date                                _____, 2016

Termination date                              _____, 2018

Distribution date                  25th day of each month
                                           (commencing on
                                   ____ 25, 2016, if any)

Record date                        10th day of each month
                                           (commencing on
                                   ____ 10, 2016, if any)

Estimated net annual distributions            First year:
(as of _____, 2016 and may                   Second year:
vary thereafter)

Evaluation time         As of the close of trading of the
                                  New York Stock Exchange
                       (normally 4:00 p.m., Eastern time;
                          however, on the first day units
                       are sold, the evaluation time will
                         be as of the close of trading on
                           the New York Stock Exchange or
                                the time the registration
                      statement filed with the Securities
                                  and Exchange Commission
                             becomes effective, if later)

CUSIP Numbers

Cash Distributions
  Standard Accounts
  Fee Account Cash

Reinvested Distributions
  Standard Accounts
  Fee Account Reinvest

Ticker

Minimum investment                       $1,000/100 units

PORTFOLIO DIVERSIFICATION
                                              Approximate
Sector                               Portfolio Percentage
---------------------------------------------------------
                                                        %
---------------------------------------------------------
Total                                             100.00%
=========================================================

                                              Approximate
Market Capitalization                Portfolio Percentage
---------------------------------------------------------
                                                        %
---------------------------------------------------------
Total                                             100.00%
=========================================================

                                              Approximate
Country/Territory                    Portfolio Percentage
---------------------------------------------------------
                                                        %
---------------------------------------------------------
Total                                             100.00%
=========================================================

                                              Approximate
Rating                               Portfolio Percentage
---------------------------------------------------------
                                                        %
---------------------------------------------------------
Total                                             100.00%
=========================================================

PRINCIPAL RISKS

     As with all investments, you may lose some or all of your investment in the Trust. No assurance can be given that the Trust's investment objective will be achieved. The Trust also might not perform as well as you expect. This can happen for reasons such as these:

     The Portfolio is not Managed. The value of your investment may fall over time. The Trust will generally hold, and may continue to buy, the same securities even though a security's outlook, rating, market value or yield may have changed.

     Price Volatility. The value of your investment will fluctuate with changes in the value of the Trust's securities. Securities prices fluctuate for several reasons, including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as current market volatility, or when political or economic events affecting the issuers occur.

     Because the Trust is not managed, the Trust will not sell securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, or that you will not lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     Preferred Securities Risk. The Trust invests in preferred securities. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and therefore will be subject to greater risk than those debt instruments.

     Credit Risk. The financial condition of an issuer of the securities may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

     Call Risk. The Trust will receive early returns of principal if securities held by the Trust are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity.

     Make Whole Call Options. Certain of the preferred securities held by the Trust may have "make whole" call options that generally cause the securities to be redeemable at any time at a designated price. Such securities are generally more likely to be subject to early redemption and may result in the reduction of income received by the Trust and the early termination of the Trust.

     Foreign Securities. The Trust invests in U.S.-listed foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad; the differences between the regulations to which U.S. and foreign issuers and markets are subject; the seizure by the government of company assets; excessive taxation; withholding taxes on dividends and interest; limitations on the use or transfer of portfolio assets; and political or social instability. Other risks include the following:

     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments;

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations;

     o    Foreign markets may be less liquid and more volatile than U.S.
          markets;

     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect the Trust's value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the Trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the Trust's foreign currency holdings; and

     o Future political and governmental restrictions might adversely affect the payment or receipt of income on the foreign securities.

     Small- and Mid-Cap Companies. The Trust invests in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     Selection Risk. Securities selected according to this strategy may not perform as intended. The Trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Trust's investment strategy is designed to achieve the Trust's investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     Financial Condition of an Issuer. The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

     Legislation and Litigation. From time to time, various legislative initiatives or regulatory standards are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the securities, or of the industries represented by such issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the securities.

     Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a ten dollar ($10.00) unit price. Actual expenses may vary.

                            Percentage
                             of Public  Amount Per
                             Offering     $1,000
Investor Fees                Price (1)   Invested
--------------------------------------------------
Initial Sales Charge Paid
  on Purchase (2)               1.00%     $10.00
Deferred Sales Charge (3)       2.45       24.50
Creation and Development
  Fee (4)                       0.50        5.00
--------------------------------------------------
Maximum Sales Load              3.95%     $39.50
==================================================
Estimated Organization
Costs (5)
(amount per 100 units
paid by the Trust at the
end of the initial offering
period or after six months,
at the discretion of
the Sponsor)                   $8.00
==================================================

                            Approximate
Annual Fund                 % of Public
Operating                    Offering   Amount Per
Expenses                     Price (1)   100 Units
--------------------------------------------------
Trustee's Fee                 0.1050%      $1.050
Supervisory Fee               0.0300        0.300
Evaluator's Fee               0.0300        0.300
Bookkeeping and
  Administrative Fee          0.0320        0.320
Estimated Other Trust
  Operating Expenses (6)
--------------------------------------------------
Total                               %      $
==================================================

(1) Based on a unit with a $10.00 per unit Public Offering Price as of the Inception Date.

(2) The initial sales charge provided is based on the unit price on the Inception Date. Because the initial sales charge equals the difference between the maximum sales charge and the sum of the remaining deferred sales charge and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales charge will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales charge, each investor is obligated to pay the entire applicable total sales charge.

(3) The deferred sales charge is fixed at $0.245 per unit and is deducted in monthly installments of $0.0817 per unit on the last business day of __________ 2016 and _________ 2016 and $0.0816 on the last business day of
     ________ 2016. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales charge period, the entire deferred sales charge will be collected upon redemption.

(4) The C&D Fee compensates the Sponsor for creating and developing the Trust; the C&D Fee is fixed at $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date.

(5) The estimated organization costs include the amount per unit paid by the Trust at the earlier of the end of the initial offering period or after six months.

(6) Since certain of the operating expenses are fixed amounts, if the Trust does not reach a certain size, or falls below such size over its life, the actual amount of the operating expenses may, in some cases, greatly exceed the amounts reflected. To the extent the actual operating expenses are greater than the estimated amount, only the estimated operating expenses will be charged to the Trust. Any operating expenses exceeding this estimate will be borne by the Sponsor. Other operating expenses do not include brokerage costs and other transactional fees, but may include a licensing fee paid by the Trust to S&P Opco, LLC ("S&P Opco") for the use of intellectual property owned by S&P Opco and may include global custody charges.

EXAMPLE

     This example helps you compare the cost of the Trust with other unit trusts and other funds. In the example the Sponsor assumes that you reinvest your investment in a new trust every other year at a reduced sales charge and that the Trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

1 year   $
3 years
5 years
10 years

     This example assumes that you continue to follow the Trust strategy and roll your investment, including all distributions, into a new series of the Trust every other year subject to a rollover sales charge of $0.295 per unit.

TRUST PORTFOLIO

ELKHORN UNIT TRUST, SERIES 7
ELKHORN HIGH QUALITY PREFERRED SELECT PORTFOLIO
AS OF THE TRUST INCEPTION DATE, __________, 2016
------------------------------------------------------------------------------------------
                                                          1st         Market
                                              Rating    Optional      Value    Cost of
Number of Ticker                           (Unaudited) Redemption      per   Securities to
Shares    Symbol Issuer (1)                  S&P (2)   Provisions (3) Share  Trust (4) (5)
------------------------------------------------------------------------------------------
                 PREFERRED STOCKS: 100.00%

TRUST PORTFOLIO

ELKHORN UNIT TRUST, SERIES 7
ELKHORN HIGH QUALITY PREFERRED SELECT PORTFOLIO
AS OF THE TRUST INCEPTION DATE, __________, 2016
------------------------------------------------------------------------------------------
                                                          1st         Market
                                              Rating    Optional      Value    Cost of
Number of Ticker                           (Unaudited) Redemption      per   Securities to
Shares    Symbol Issuer (1)                  S&P (2)   Provisions (3) Share  Trust (4) (5)
------------------------------------------------------------------------------------------
                 PREFERRED STOCKS: (continued)
                                                                             -------------
                                                                             $
                                                                             =============

Notes to Portfolio

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on ____, 2016. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units. All securities were issued with a par equal to the first optional redemption price, except as noted in the Trust Portfolio.

(2) See "Description of Ratings" for a brief description of the rating symbols and their meanings. The ratings are by Standard & Poor's Ratings Group, a division of the McGraw-Hill Companies, Inc. ("S&P"). "NR" indicates no rating by S&P. Such securities may, however, be rated by another nationally recognized statistical rating organization.

(3) The securities are first redeemable on such date and at such price as listed above. Optional redemption provisions, which may be exercised in whole or in part, are at prices of par or stated value. Optional redemption provisions generally will occur at times when the redeemed securities have an offering side evaluation, which represents a premium over par or stated value. To the extent that the securities were acquired at a price higher than the redemption price, this will generally represent a loss of capital when compared with the Public Offering Price of the units when acquired. Distributions will generally be reduced by the amount of the dividends which otherwise would have been paid with respect to redeemed securities, and any principal amount received on such redemption after satisfying any redemption requests for units received by the Trust will generally be distributed to unitholders. Certain of the securities have provisions, which would allow for their redemption prior to the earliest stated call date pursuant to the occurrence of certain extraordinary events.

(4) Valuation of securities by the Trustee was performed as of the Evaluation Time on ____, 2016. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(5)  There was a $___ loss to the sponsor on the Inception Date.

(6)  Security of a real estate investment trust ("REIT").

(7) This bond has a "make whole" call option and is redeemable in whole or in part at any time at the option of the issuer at a redemption price that is generally equal to the sum of the principal amount of the bonds, a "make whole" amount, and any accrued and unpaid interest to the date of redemption. The "make whole" amount is generally equal to the excess, if any, of (i) the aggregate present value as of the date of redemption of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable if redemption had not been made, determined by discounting the remaining principal and interest at a specified rate (which varies from bond to bond and is generally equal to an average of yields on U.S. Treasury obligations with maturities corresponding to the remaining life of the bond plus a premium rate) from the dates on which the principal and interest would have been payable if the redemption had not been made, over (ii) the aggregate principal amount of the bonds being redeemed. In addition, the bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur.

(8) U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.


            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Unitholders
Elkhorn Unit Trust, Series 7

     We have audited the accompanying statements of financial condition, including the Trust portfolios set forth on pages 7, 14 and 15 of this prospectus, of Elkhorn Unit Trust, Series 7, as of _____, 2016, the initial date of deposit. The statements of financial condition are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

     We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition and assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, the Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of _____, 2016. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

     In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Elkhorn Unit Trust, Series 7, as of _____, 2016, in conformity with accounting principles generally accepted in the United States of America.

                                                              Grant Thornton LLP

Chicago, Illinois
_____, 2016

Elkhorn Unit Trust, Series 7
Statements of Financial Condition
as of ________, 2016
                                                                                      Elkhorn
                                                                        Elkhorn      High Quality
                                                                        Deepest      Preferred
                                                                      Value Sector     Select
     Investment in securities                                          Portfolio      Portfolio
--------------------------------------------------------------------------------------------------
     Contracts to purchase underlying securities (1)(2)              $             $
--------------------------------------------------------------------------------------------------
               Total                                                 $             $
--------------------------------------------------------------------------------------------------
     Liabilities and interest of investors
     Liabilities:
         Organization costs (3)                                      $             $
         Deferred sales charge (4)
         Creation and development fee (4)
--------------------------------------------------------------------------------------------------
               Total                                                 $             $
--------------------------------------------------------------------------------------------------
     Interest of investors:
         Cost to investors (6)                                       $             $
         Less initial sales charge (4)(5)
         Less deferred sales charge, creation and development fee
            and organization costs (3)(4)(6)                         $             $
--------------------------------------------------------------------------------------------------
               Net interest of investors
--------------------------------------------------------------------------------------------------
               Total                                                 $             $
--------------------------------------------------------------------------------------------------
     Number of units
==================================================================================================
     Net asset value per unit                                        $             $
==================================================================================================

(1) Aggregated cost of the securities is based on the closing sales price evaluations on the business day prior to the Trust's Inception Date as determined by the Evaluator.

(2) Cash or an irrevocable letter of credit has been deposited with The Bank of New York Mellon (the "Trustee") covering the funds (aggregating $_______ for the Trusts, collectively) necessary for the purchase of securities in the Trusts represented by purchase contracts.

(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. These costs have been estimated at $8.00 per 100 units for the Trusts. A distribution will be made as of the earlier of the close of the initial offering period or six months following each Trust's Inception Date to an account maintained by the Trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of the applicable Trust.

(4) The total sales charge consists of an initial sales charge, a deferred sales charge and a creation and development fee. The maximum sales charge is $3.95 per 100 units. The deferred sales charge is equal to $2.45 per 100 units and the creation and development fee is equal to $0.50 per 100 units.

(5) The aggregated cost to investors includes the applicable transactional sales charge assuming no reduction of transactional sales charges for quantity purchases.

(6) Each Trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.


THE TRUSTS

HOW TO BUY UNITS

     You can buy units of a Trust on any business day the New York Stock Exchange is open by contacting your financial professional. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any as the result of reinvestment of dividends or a rollover transaction, will be computed to three decimal places. Unit prices are available daily on the Internet at www.elkhorn.com/UITS. The public offering price of the units includes:

     o    the net asset value per unit, plus

     o    organization costs, plus

     o    the sales charge.

     The "net asset value per unit" is the value of the securities, cash and other assets in a Trust reduced by the liabilities of that Trust divided by the total units outstanding. The Sponsor often refers to the public offering price of units as the "offer price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If the Sponsor receives your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time, then you will receive the price computed on the date of receipt. If the Sponsor receives your order after the close of regular trading on the New York Stock Exchange or if authorized financial professionals receive your order after that time, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to the Sponsor in a timely manner. Certain broker-dealers and clearing firms may charge a transaction or other fee for processing unit purchase orders. Units of a Trust are available for purchase through financial professionals, including the Sponsor, and are not available for purchase directly from the Trust.

     Value of the Securities. The Sponsor determines the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. The Sponsor generally determines the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the Trustee provides the Sponsor with closing prices from a reporting service approved by the Sponsor. In some cases, the Sponsor will price a security based on its fair value after considering appropriate factors relevant to the value of the security. This will only be done if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

     The Sponsor determined the initial prices of the securities shown under "Portfolio" for your Trust in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day the Sponsor sells units it will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

     Organization Costs. During the initial offering period, part of the public offering price of the units represents an amount that will pay the costs of creating your Trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the portfolio consulting fee, if any, the initial fees and expenses of The Bank of New York Mellon (the "Trustee") and the initial audit. Your Trust will sell securities to reimburse the Sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when your Trust pays these costs.

     Organization costs will only be included in the public offering price during the initial offering period.

     Transactional Sales Charge. You pay a fee when you buy units. We refer to this fee as the "transactional sales charge." The transactional sales charge has both an initial and a deferred component and is 3.45% of the Public Offering Price, based on a $10 unit. This percentage amount of the transactional sales charge is based on the unit price on the Inception Date. Because the transactional sales charge equals the difference between the maximum sales charge and the C&D Fee, the percentage and dollar amount of the transactional sales charge will vary as the unit price varies. The transactional sales charge does not include the C&D Fee, which is described under "Fee Table" in this prospectus.

     Initial Sales Charge. Based on a $10 unit, the initial sales charge is equal to 1.00% of the Public Offering Price. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (3.95% of the Public Offering Price) and the sum of the maximum remaining deferred sales charges and the C&D Fee (initially $0.295 per unit). The dollar amount and percentage amount of the initial sales charge will vary over time.

     Deferred Sales Charge. To keep your money working longer, we defer payment of the rest of the transactional sales charge through the deferred sales charge ($0.245 per unit). In limited circumstances and only if deemed in the best interests of unitholders, the Sponsor may delay the payment of the deferred sales charge from the dates listed under "Fee Table."

     Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge, the remaining deferred sales charge payments and the creation and development fee. Units sold or redeemed prior to such time as the entire applicable deferred sales charge has been collected will be assessed the remaining deferred sales charge at the time of such sale or redemption.

     Reducing Your Sales Charge. We offer a variety of ways for you to reduce the maximum sales charge you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales charge and the C&D Fee are a fixed dollar amount per unit, your Trust must charge the deferred sales charge and the C&D Fee per unit regardless of any discounts. However, when you purchase units of your Trust, if you are eligible to receive a discount such that your total maximum sales charge is less than the fixed dollar amount of the deferred sales charge and the C&D Fee, the Sponsor will credit you the difference between your maximum sales charge and the sum of the deferred sales charge and the C&D Fee at the time you buy units by providing you with additional units.

     Large Purchases. You can reduce your maximum sales charge by increasing the size of your investment.

     Investors who make large purchases are entitled to the following sales charge schedule:

Purchase Amount    Sales Charge
-------------------------------
Less than $50,000        3.95%
$50,000-$99,999          3.70%
$100,000-$249,999        3.45%
$250,000-$499,999        3.10%
$500,000-$999,999        2.95%
$1,000,000 or more       2.45%

     You may aggregate unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

     o purchases by your spouse, or equivalent if recognized under local law, or children (including step-children) under the age of 21 living in the same household; and

     o purchases by your trust estate or fiduciary accounts (including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers, provided they are not aggregated with personal accounts).

     The discounts described above apply only during the initial offering period. There can be no assurance that the Sponsor will create future trusts with investment strategies similar to your Trust or that may fit within your investment parameters. You must inform your dealer of any combined purchases before the sale in order to be eligible for a reduced sales charge.

     Advisory and Fee Accounts. Elkhorn eliminates the transactional sales charge for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions, who charge for financial planning or for investment advisory or asset management services or who provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account").

     This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount; however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvested into additional units of your Trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to your Trust. We, as Sponsor, will receive and you will pay the C&D Fee. See "Expenses" in this prospectus.

     Exchange or Rollover Option. If you are buying units of your Trust in the primary market with redemption or termination proceeds from any unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an up-front sales charge and a deferred sales charge. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of your Trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases." An exchange or rollover is generally treated as a sale for federal income tax purposes. See "Taxes" in this prospectus. Rollover Purchases are also subject to the C&D Fee. See "Expenses" in this prospectus.

     Employees. We do not charge the portion of the transactional sales charge that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Elkhorn and its affiliates, or by registered representatives of selling firms and their family members (spouses, children under the age of 21 living in the same household and parents). Please see "Distribution of Units" for more information about the portion of the sales charge that is paid to distribution firms. You pay only the portion of the fee that the Sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Dividend Reinvestment Plan. We do not charge any transactional sales charge when you reinvest distributions from your Trust into additional units of the Trust. Since the deferred sales charge is a fixed dollar amount per unit, your Trust must charge the deferred sales charge per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales charge that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market. See "How to Buy Units" in this prospectus for more information regarding buying units.

     How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales charge you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction in your Trust is as follows:

                     Concession per Unit
                   (as a % of the Public
Purchase Amount          Offering Price)
----------------------------------------
Less than $49,999                  3.15%
$50,000-$99,999                    2.90
$100,000-$249,999                  2.65
$250,000-$499,999                  2.35
$500,000-$999,999                  2.25
$1,000,000 or more                 1.80
Fee Accounts                       0.00

     We apply these amounts as a percent of the unit price at the time of the transaction.

     Broker-dealers and other firms that sell units of your Trust are eligible to receive additional compensation for volume sales. Such payments will be in addition to the above regular concessions.

Sales During                           Concession
Calendar Quarter                          per Unit
--------------------------------------------------
$5,000,000 but less than $10,000,000       0.050%
$10,000,000 but less than $25,000,000      0.075%
$25,000,000 but less than $50,000,000      0.100%
$50,000,000 but less than $100,000,000     0.125%
$100,000,000 or more                       0.150%
Alpha Partnership Program*

* Elkhorn periodically offers opportunities for firms to become part of its "Alpha Partnership Program." Alpha Partners meet certain requirements and provide additional information to become part of the program and are paid based on the Alpha Partner volume concession schedule. For more information, please contact the Sponsor.

     These amounts are applied as a percent of the unit price per transaction at the time of the transaction and will be retroactive to the prior sales once $5,000,000 in sales has been reached for the calendar quarter. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable Trust's prospectus. Eligible dealer firms and other selling agents include clearing firms that place orders with Elkhorn and provide Elkhorn with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. In determining whether the above volume sales levels are met, eligible unit trusts include all Elkhorn unit trusts sold in the primary market, either on a transactional or fee-based account basis, however dealers and other selling agents will not receive a concession on the sale of the units which are not subject to a transactional sales charge. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions.

     Elkhorn reserves the right to modify or terminate the volume concession program at any time. In addition, whether certain sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions also will be subject to the policies of the related selling firm. The Sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

     In addition to the concessions described above, the Sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to a Trust to their customers. This compensation is intended to result in additional sales of Elkhorn products and/or compensate broker-dealers and financial advisers for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Elkhorn products by the intermediary or its agents, the placing of Elkhorn products on a preferred or recommended product list, access to an intermediary's personnel, and other factors.

     The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor may make such payments to many intermediaries that sell Elkhorn products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend an Elkhorn product, including your Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part. We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amount set forth in each Trust's "Trust Portfolio" on the initial deposit of securities into each Trust.

HOW TO SELL YOUR UNITS

     You can sell your units on any business day by contacting your financial professional or, in some cases, the Trustee. Unit prices are available daily on the Internet at www.elkhorn.com/UITS or through your financial professional. We often refer to the sale price of units as the "liquidation price." You pay any remaining deferred sales charge when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests. Until the end of the initial offering period or six months after the Inception Date, at the discretion of the Sponsor, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     Selling Units. The Sponsor may maintain a secondary market for units, this means that if you want to sell your units, the Sponsor may buy them at the current net asset value or "liquidation price," depending on whether or not your Trust is in its initial offering period. The Sponsor may then resell the units to other investors at the public offering price or redeem them for the redemption price. After the close of the initial offering period, the sale and redemption price of units is equal to the net asset value per unit. During the initial offering period, the sale and redemption price of units is equal to the net asset value per unit less the total of any deferred sales charges and C&D Fees. During the initial offering period the sale and redemption price is sometimes referred to as the "liquidation price." Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. The Sponsor may discontinue the secondary market at any time without notice. Even if the Sponsor does not make a market, you will be able to redeem your units with the Trustee on any business day for the current redemption price.

     Redeeming Units. You may also redeem your units directly with the Trustee on any day the New York Stock Exchange is open. You will receive the redemption price for a particular day if the Trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the Trustee by the time designated by the Trustee are priced based on the date of receipt. Redemption requests received by the Trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee are priced based on the date of the next determined redemption price, provided they are received in a timely manner by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next redemption price computed after the Trustee receives your completed request.

     If you redeem your units, the Trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the Trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

     In-Kind Distribution. You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional's firm or clearing firm). This option is generally available only for securities traded and held in the United States. The Trustee will make any in-kind distribution of securities by distributing applicable securities in book-entry form to the account of your financial professional at The Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your Trust's life. The Sponsor may discontinue this option upon 60 days' notice.

     Rollover. The Trust strategy is a long-term investment strategy designed to be followed on an annual basis. You may achieve more consistent long-term investment results by following this strategy. As part of the strategy, the Sponsor currently intends to offer a subsequent series of the Trusts for a Rollover investment when the current Trusts terminate; however, it is possible that a future run of your Trust strategy may produce results that could make the offering of a subsequent series of such Trust impossible at Trust termination. You must therefore be aware that a future series of your Trust may not be available for a Rollover investment. When a Trust terminates you may have the option to participate in a Rollover and have your units reinvested into a subsequent Trust series through a Rollover as described in this section.

     If you elect to participate in the Rollover, your units will be invested in the subsequent series of your Trust on the Trust's termination date. Upon termination, the value of your units will be invested in a new Trust series, if available, at the public offering price of the new Trust. The Trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. The Sponsor does not anticipate that the sale period will be longer than one day; however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

     The Sponsor intends to make subsequent Trust series available for sale at various times during the year. Of course, the Sponsor cannot guarantee that a subsequent Trust or sufficient units will be available or that any subsequent Trust will offer the same investment strategy or objectives as the current Trust. The Sponsor cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Trust's procedures. The Sponsor may, in its sole discretion, modify a Rollover or stop creating units of your Trust at any time regardless of whether all proceeds of unitholders have been reinvested in a Rollover. The Sponsor may decide not to offer the Rollover upon 60 days' notice. Cash that has not been reinvested in a Rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains that are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent Trust, no cash will be distributed to pay any taxes. See "Taxes."

DISTRIBUTIONS

     Distributions. You can elect to:

     o    reinvest distributions in additional units of your Trust at no fee; or

     o    receive distributions in cash.

     Your Trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under "Essential Information" for the Trust. In some cases, your Trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or Trust expenses change.

     In addition, your Trust may pay a special distribution in order to maintain the qualification of your Trust as a regulated investment company or to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise tax on undistributed income in the Trust. The amount of your distributions will vary from time to time as companies change their dividends, Trust expenses change or as a result of changes in the Trust's portfolio.

     Estimated annual distributions. The estimated net annual distributions are shown under the "Essential Information" section of this prospectus. We generally base the estimate of the income each Trust may receive on annualizing the most recent ordinary dividend declared by an issuer (or adding the most recent interim and final dividends declared for certain foreign issuers) or on scheduled income payments. However, dividend conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends paid or declared over several years or other periods were used to estimate annual distributions. Due to this and various other factors, actual income payments received by each Trust will most likely differ from the most recent annualized dividends or scheduled income payments. There is no guarantee that the issuers of the securities in a Trust's portfolio will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive may be less than the estimated amount set forth under the "Essential Information" section of this prospectus. The actual net annual distributions you will receive will vary with changes in each Trust's fees and expenses, due to the semi-annual distribution dates for the Trust, changes in income payments received and in connection with the sale of securities.

     Reinvest in Your Trust. You can keep your money working by electing to reinvest your distributions in additional units of the Trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Essential Information" section of this prospectus. You may also make or change your election by contacting your financial professional or the Trustee. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

     Reports. The Trustee or your financial professional will make available to you a statement showing income and other receipts of your Trust for each distribution. Each year the Trustee will also provide an annual report on your Trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your Trust, if available.

ADDITIONAL INVESTMENT RISKS

     All Investments Involve Risk. This section describes the main risks that can impact the value of the securities in your Trust. You should understand these risks before you invest. You could lose some or all of your investment in the Trust. Recently, equity markets have experienced significant volatility. If the value of the securities falls, the value of your units will also fall. The Sponsor cannot guarantee that your Trust will achieve its objective or that your investment return will be positive over any period.

     Market Risk. Market risk is the risk that a particular security in a Trust, the Trust itself or securities in general may fall in value. Market value may be affected by a variety of factors, including: general securities markets movements, changes in the financial condition of an issuer or a sector, changes in perceptions about an issuer or a sector, interest rates and inflation, governmental policies and litigation, and purchases and sales of securities by the Trust.

     Even though the Evaluator carefully supervises your portfolio, you should remember that it does not, nor does the Sponsor, manage your portfolio. Your Trust will not sell a security solely because the market value falls, as is possible in a managed fund.

     Price Volatility. The value of a Trust's units will fluctuate with changes in the value of its underlying securities. Common stock prices fluctuate for several reasons, including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

     Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, or that you will not lose money. Units of your Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

     Foreign Securities. Trusts invest in U.S.-listed foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad; the differences between the regulations to which U.S. and foreign issuers and markets are subject; the seizure by the government of company assets, excessive taxation; withholding taxes on dividends and interest; limitations on the use or transfer of portfolio assets; and political or social instability. Other risks include the following:

     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments;

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations;

     o    Foreign markets may be less liquid and more volatile than U.S.
          markets;

     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect a Trust's value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of a Trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in a Trust's foreign currency holdings; and

     o Future political and governmental restrictions, which might adversely affect the payment or receipt of income on the foreign securities.

     Small-Capitalization and Mid-Capitalization Company Risk. The Trusts invest in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. These additional risks are due in part to the following factors. Small-capitalization and mid-capitalization companies may:

     o    Have limited product lines, markets or financial resources;

     o Be new and developing companies, which seek to develop and utilize new and/or emerging technologies. These technologies may be slow to develop or fail to develop altogether;

     o    Have less publicly available information;

     o    Lack management depth or experience;

     o    Be less liquid;

     o    Be more vulnerable to adverse general market or economic developments;
          and

     o Be dependent upon products that were recently brought to market, or upon key personnel.

     Preferred Securities Risk. The High Quality Preferred Trust invests in preferred securities, including preferred stock and trust preferred securities. Similar to bonds, preferred stocks typically offer a fixed rate of return paid in the form of a dividend. Like common stock, most preferred stocks are equity securities representing ownership in a company. Preferred stocks are generally considered "senior securities" and preferred stockholders enjoy preference over common stockholders with regard to dividends and liquidations. For the prospect of a higher yield, preferred stockholders may forfeit or at least be limited in their voting rights. Preferred stocks are generally traded on major stock exchanges. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income and therefore will be subject to greater credit risk than those debt instruments.

     Trust preferred securities are limited-life securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interest in subordinated debentures issued by the corporation, or similarly structured securities. Dividend payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Trust preferred securities and the underlying subordinated debentures typically rank senior to the company's common and preferred stock and junior to the company's senior debt, subordinated debt and other indebtedness. In addition to the risks set forth above, these securities are also subject to the following risks:

     o Trust preferred securities are designed to create the same business risk for an investor as if the investor had bought the securities underlying the trust preferred securities. A corporation's ability to pay distributions on the trust preferred securities is generally dependent on whether the corporation issuing the securities is able to pay interest on the underlying securities.

     o Unitholders have no right to accelerate the trust preferred securities or the underlying securities for non-payment.

     o A corporation issuing the underlying securities may elect to defer interest payments on those securities at any time during the life of the trust preferred securities for up to 20 consecutive quarters. If such an election is made, distributions on the trust preferred securities will not be made during the deferral period. During any deferral period investors may be taxed as if the Trust had received current income. In such a case, unitholders will have income taxes due, but will not have received income distributions to pay the taxes.

     o Tax or regulatory changes may change the tax characterization of the trust preferred securities or the underlying securities, and, as a result, may effect the value of your units.

     o Trust preferred securities may be subject to redemption after a certain call date or as a result of certain tax or regulatory events. This may occur prior to maturity or the Trust's termination.

     Credit and Dividend Payment Risk. Credit risk is the risk that an issuer of a security in your trust is unable or unwilling to make dividend and/or principal payments. Trust preferred securities are subject to unique risks which include the fact that dividend payments will only be paid if interest payments on the underlying obligations are made. Such interest payments are dependent on the financial condition of the issuer. Dividend payments for both preferred stocks and trust preferred securities may not be paid at all or may generally be deferred for up to 20 consecutive quarters. High-yield or "junk" securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

     Call Risk. Call risk is the risk that securities can be prepaid or "called" by the issuer before their stated maturity. If securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities held by your trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the securities are first subject to optional calls are provided in "The Trust Portfolio." The securities may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the securities to be removed from your trust prior to maturity or stated call dates. High-yield or "junk" securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

     Make Whole Risk. Certain of the preferred securities held by the High Quality Preferred Trust may have "make whole" call options that generally cause the securities to be redeemable at any time at a designated price. Such securities are generally more likely to be subject to early redemption and may result in the reduction of income received by the Trust and the early termination of the Trust.

     Security Quality Risk. Security quality risk is the risk that a reduction in a security's rating may decrease its value and the value of your investment in the Trust. Securities ratings may be reduced at any time, including during the primary offering period of your trust. High-yield or "junk" securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities. Certain securities held by the Trust may not be rated by one or more of the credit agencies. As a result, it may be difficult to assess the credit quality of such securities.

     Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

     Financial Condition of Issuer. The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

     Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

DISTRIBUTION OF UNITS

     The The Sponsor sells units to the public through broker-dealers, registered investment advisers, certified financial planners and other firms. The Sponsor may pay part of the distribution fee to third-party distribution and marketing firms when they introduce units to potential buyers or intermediaries.

     The Sponsor may, at its own expense and out of its own profits, pay for third-party distribution assistance, including, but not limited to, obtaining shelf space in clearing firms and similar activities designed to aid in the sale of the Sponsor's products. These arrangements will not change the price you pay for your units. In addition, part of the distribution fee will be used to compensate third parties for providing services to the Sponsor and access to their trading platforms and adviser networks. The level of compensation third parties receive will be based on various criteria which may include sales volume.

     The Sponsor generally registers units for sale in various states in the United States. The Sponsor does not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. The Sponsor may reject any order for units in whole or in part.

     The Sponsor may gain or lose money when it holds units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price the Sponsor pays for units and the price at which it sells or redeems them. The Sponsor may also gain or lose money when it deposits securities to create units. The amount of its profit or loss on the initial deposit of securities into your Trust is shown in the "Notes to Portfolio" for the Trust.

TRUST ADMINISTRATION

     The Trust. The Trust is a unit investment trust registered under the Investment Company Act of 1940. The Sponsor created your Trust under a Trust Agreement between Elkhorn Securities, LLC (as depositor), Elkhorn Investments, LLC (as evaluator and supervisor, the "Evaluator") and The Bank of New York Mellon (as trustee). Each unit represents an undivided interest in the assets of the Trust. To create the Trust, the Sponsor deposited securities with the Trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the Trustee delivered units of each Trust to the Sponsor. These units remain outstanding until redeemed or until your Trust terminates. At the close of the New York Stock Exchange on the Trust's Inception Date or on the first day units are sold to the public, if later, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in your Trust will increase or decrease to the extent of any adjustment.

     Changing Your Portfolio. The Trust is not a managed fund. Unlike a managed fund, the Sponsor designed the portfolio to remain relatively fixed. The Trust will generally buy and sell securities to pay expenses, to issue additional units or to redeem units, in limited circumstances to protect the Trust, to make required distributions or to avoid imposition of taxes on the Trust. Specifically, the Trust Agreement provides that the Evaluator may (but need not) direct the Trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code, the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the Evaluator the sale of such securities is necessary to maintain the sound investment character of the Trust, or the sale of such securities is necessary or advisable to maintain the qualification of the Trust as a regulated investment company or provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excess taxes on the Trust or on undistributed income in the Trust. The proceeds from the sale of any securities will not be used to purchase any additional securities.

     When your Trust sells securities, the composition and diversity of the securities in the portfolio may be altered. If a public tender offer has been made for a security or if a merger, acquisition or similar transaction has been announced affecting a security, the Trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The Trustee will distribute any cash proceeds to unitholders. If your Trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds. If any contract for the purchase of securities fails, the Sponsor will refund the cash and sales charge attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the Trust Agreement, as described below.

     Replacement Securities. In the event that any contract to purchase a security is not consummated in accordance with its terms (a "Failed Contract Security"), the Sponsor may instruct the Trustee in writing either to effect a buy-in in accordance with the rules of the marketplace where the Failed Contract Securities were purchased or its clearinghouse or to purchase a replacement security (the "Replacement Security") which has been selected by the Sponsor out of funds held by the Trustee. Purchases of Replacement Securities will be made subject to the following conditions:

     o The Replacement Securities will be securities as originally selected for the Trust or, in the case of a Trust that is a registered investment company for tax purposes, securities that the Sponsor determines to be similar in character as securities originally selected for the Trust;

     o The purchase of the Replacement Securities will not adversely affect the federal income tax status of the Trust;

     o The purchase price of the Replacement Securities will not exceed the total amount of cash deposited, or the amount available under the Letter of Credit deposited, by the Sponsor at the time of the deposit of the Failed Contract Security; and

     o The Replacement Securities will be purchased within 30 days after the failed deposit of the Failed Contract Security.

     In the event of a failed Contract Security, where Replacement Securities cannot be purchased, the cash will be returned to the unitholders and generally treated as a return on principal for tax purposes.

     Any contract to deliver Trust securities may not exceed 120 days from the effective date of the Trust's registration statement.

     The Sponsor will increase the size of your Trust as it sells units during the initial offering period. When the Sponsor creates additional units, it will seek to replicate the existing portfolio.

     When your Trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time the Trust buys the securities. When your Trust buys or sells securities, the Sponsor may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with the Trust or the Trustee.

     Investment Policies. When your Trust was created, the Sponsor delivered to the Trustee securities or contracts for the purchase thereof for deposit in the Trust and the Trustee delivered to the Sponsor documentation evidencing the ownership of units of the Trust. After your Trust is created, the Sponsor may deposit additional securities in the Trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts, which will seek to replicate, as closely as practicable, the portfolio immediately prior to such deposits. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the Trust will pay the associated brokerage fees.

     Unitholders will not be able to dispose of or vote any of the securities in a Trust. As the holder of the securities, the Trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than such Trust. However, the Trustee may not be able to vote the securities in a Trust that are traded on foreign exchanges.

     Amending the Trust Agreement. The Sponsor, the Evaluator and the Trustee can change the Trust Agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the Sponsor and the Trustee). The Sponsor cannot change this agreement to reduce your interest in a Trust without your consent. Investors owning two-thirds of the units in a Trust may vote to change this agreement.

     Termination of the Trust. The Trust will terminate on the termination date set forth under "Essential Information" for the Trust. The Trustee may terminate your Trust early if the value of the Trust is less than 40% of the original value of the securities in the Trust at the time of deposit. At this size, the expenses of your Trust may create an undue burden on your investment. Investors owning two-thirds of the units in your Trust may also vote to terminate the Trust early. The Trustee will liquidate your Trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the Trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the Trust. If this happens, the Sponsor will refund any sales charge that you paid.

     The Trustee will notify you of any termination and sell any remaining securities. The Trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

     The Sponsor. The Sponsor of the Trusts is Elkhorn Securities, LLC. Elkhorn is registered under the Securities Exchange Act of 1934, as amended, as a broker-dealer. Elkhorn is organized as a limited liability company under the laws of the State of Delaware. Elkhorn is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The principal office of Elkhorn is 207 Reber Street, Suite 201, Wheaton, Illinois 60187. If the Sponsor fails to or cannot perform its duties as Sponsor or becomes bankrupt, the Trustee may replace it, continue to operate the Trusts without a Sponsor or terminate the Trust.

     The Sponsor and the Trusts have adopted a code of ethics requiring their employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

     The Evaluator. The Evaluator and supervisor of the Trusts is Elkhorn Investments, LLC, a Delaware limited liability company. The Evaluator is registered under the Investment Advisers Act of 1940, as amended. The Evaluator is an affiliate of the Sponsor through common ownership and certain representatives of the Evaluator serve as registered representatives of the Sponsor and will participate in the sale of Trust units. While the Evaluator is responsible for evaluating and supervising the Trusts' portfolio, none of the Sponsor, the Trustee nor the Evaluator manages the Trusts.

     The Trustee. The Bank of New York Mellon is the Trustee of the Trusts with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the Trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. The Sponsor may remove and replace the Trustee in some cases without your consent. The Trustee may also resign by notifying the Sponsor and investors.

     Limitations on Liability. The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

     The unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

TAXES

     This section summarizes some of the main U.S. federal income tax consequences of owning units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax adviser.

     Trust Status. Each Trust intends to qualify as a "regulated investment company" under the federal tax laws. If a Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

     Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your Trust's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from a Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, a Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your Trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from the Trusts may also be subject to a 3.8% "Medicare tax." This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

     Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trusts because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by a Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

     Sale or Redemption of Shares. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

     Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Some capital gains dividends from the Trusts may be subject to a higher marginal stated federal tax rate. Capital gains may also be subject to the "Medicare tax" described above.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your Trust and sell your units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

     Ordinary income dividends received by an individual unitholder from a regulated investment company such as the Trusts are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. Each Trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

     In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Trust securities when you redeem units or when your Trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

     Exchanges. If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

     Deductibility of Trust Expenses. Expenses incurred and deducted by your Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

     Foreign Tax Credit. If your Trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

     Investments in Certain Foreign Corporations. If your Trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. The Trust will not be able to pass through to its Unitholders any credit or deduction for such taxes. The Trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

     Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trusts will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from a Trust that are properly reported by the Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met. In addition, distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury; and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018.

EXPENSES

     The Trust will pay various expenses to conduct its operations. The "Fee Table" shows the estimated amount of these expenses.

     The Sponsor will receive a fee from the Trusts for creating and developing each Trust, including determining the Trust's objectives, policies, composition and size; selecting service providers and information services; and providing other similar administrative and ministerial functions. This "creation and development fee" is a charge of $0.05 per unit. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

     The Trust will pay a fee to the Trustee for its services. The Trustee also benefits when it holds cash for a Trust in non-interest-bearing accounts. The Trust will reimburse the Evaluator as supervisor and as evaluator for providing portfolio supervisory services, for evaluating your portfolio and for providing certain bookkeeping and administrative services. The Evaluator's reimbursements may exceed the costs of the services it provides to your Trust but will not exceed the costs of services provided to all of its unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

     The Deepest Value Trust will also pay licensing fees to Solactive for its use of trademarks, trade names or other intellectual property owned by Solactive. The licensing fee received by Solactive is equal to 0.__% annually of the average daily assets of the Trust and is paid quarterly in arrears.

     The High Quality Preferred Trust will also pay licensing fees to S&P Opco for its use of trademarks, trade names or other intellectual property owned by S&P Opco. The licensing fee received by S&P Opco is equal to 0.__% annually of the average daily assets of the Trust and is paid quarterly in arrears.

     Your Trust may pay expenses such as Trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary Trustee services, costs of taking action to protect the Trust, costs of indemnifying the Trustee and the Sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the Trustee for advancing funds to meet distributions. The Trust may pay the costs of updating its registration statement each year. The Trustee may pay Trust expenses from distributions received on the securities or may sell securities to pay Trust expenses.

INDEX DESCRIPTION

     The Sponsor relies on the Solactive U.S. Broad Market Index for Deepest Value Sector Trust's initial universe of securities when selecting the Trust's portfolio, which is comprised of common stock and real estate investment trusts primarily listed on U.S. exchanges. To qualify for membership in the Solactive U.S. Broad Market Index, an issuer must satisfy the following criteria:

     o    The issuer must be incorporated in one of the following countries:
          Bermuda, the British Virgin Islands, Cayman Islands, Curacao, Guernsey, Ireland, Isle of Man, Liberia, Luxemburg, Marshall Islands, the Netherlands, Panama, Switzerland, the United Kingdom or the United States.

     o    The issuer must be domiciled in one of the following countries:
          Bermuda, the British Virgin Islands, Cayman Islands, Curacao, Hong Kong, Ireland, Luxemburg, the Netherlands, Switzerland, the United Kingdom or the United States.

     o The country of risk for the issuer, which considers the management location, country of primary listing, country of revenue and reporting currency of the issuer, must be the United States.

     o The average daily value ("ADV") traded for the issuer during the prior six months must be at least $100,000 measured using the composite ADV traded over all exchanges in the United States. Companies with fewer than six months of trading history are evaluated over the available period and may be included should the available trading history infer the issue will satisfy this requirement. In the case of an issuer that has multiple share lines, a ratio will be calculated that divides the six-month ADV of every share class by the most liquid share class of the respective company. Only share lines whose ratio exceeds 75% are eligible for the index.

     Solactive then selects the top 3,000 securities, ranked by free float market capitalization, for inclusion in the index.

     The Sponsor relies on the S&P High Quality Preferred Index for High Quality Preferred Trust's initial universe of securities when selecting the Trust's portfolio. In addition to the conditions set forth above, to qualify for membership in the S&P High Quality Preferred Index, the securities must also satisfy the following criteria:

     o The preferred securities must trade on the New York Stock Exchange (including NYSE Arca and NYSE Amex), the NASDAQ Global Select Market, the NASDAQ Select Market or the NASDAQ Capital Market.

     o The preferred securities must not have a mandatory conversion or scheduled maturity within the next 12 months.

     o Structured products and brand name products issued by financial institutions that are packaged securities linked to indices, baskets of stocks or another company's stock are excluded from the index. Special ventures such as toll roads or dam operators may issue preferred-like securities; these are also excluded from the index. Preferred stocks for which S&P Dow Jones Indices cannot determine an indicated dividend yield are not eligible for the index.

EXPERTS

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the Trusts and has passed on the legality of the units. Dorsey & Whitney LLP, 51 West 52nd Street, New York, New York 10019, acts as counsel for the Trustee.

     Independent Registered Public Accounting Firm. The statements of financial condition, including your Trust portfolio, appearing herein have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

DESCRIPTION OF RATINGS

     A Standard & Poor's issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

     Issue credit ratings are based, in varying degrees, on the following considerations:

     o Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o    Nature of and provisions of the obligation; and

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

     AAA -- An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

     AA -- An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

     A -- An obligation rated "A" is somewhat susceptible to the adverse economic conditions and changes in circumstances.

     BBB -- An obligation rated "BBB" exhibits adequate capacity to meet financial commitments, but more subject to adverse economic condition.

     BBB- -- Considered the lowest investment-grade by market participants.

     Obligations rated "BB," "B," "CCC," "CC," and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

     BB+ -- Considered highest speculative grade by market participants.

     BB -- An obligation rated "BB" is less vulnerable in the near-term but faces major ongoing uncertainties or exposure to adverse business, financial and economic conditions.

     B -- An obligation rated "B" is more vulnerable to adverse business, financial and economic conditions but currently has the capacity to meet financial commitments.

     CCC -- An obligation rated "CCC" is currently vulnerable and dependent upon favorable business, financial and economic conditions to meet its financial commitments.

     CC -- An obligation rated "CC" is currently highly vulnerable.

     C -- A "C" rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the "C" rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument's terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

     D -- An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

     Plus (+) or minus (-) -- The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     NR -- This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

STANDARD & POOR'S, INC.

     The Index is a product of S&P Dow Jones Indices LLC or its affiliates ("SPDJI"), and has been licensed for use by the Sponsor. Standard & Poor's[R] and S&P[R] are registered trademarks of Standard and Poor's and Dow Jones[R] is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). The trademarks have been licensed to SPDJI and have been sublicensed for use for certain purposes by the Sponsor. The Trust is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, Standard and Poor's, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices do not make any representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices only relationship to the Sponsor with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to the Sponsor or the Trust. S&P Dow Jones Indices have no obligation to take the needs of the Sponsor or the owners of the Trust into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Trust or the timing of the issuance or sale of the Trust or in the determination or calculation of the equation by which the Trust is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Trust. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

     S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES AND [THIRD PARTY LICENSOR] SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THE SPONOSR, OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND THE SPONSOR, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Contents

Overview                                                2
===========================================================
Elkhorn Deepest Value Sector Portfolio                  2
-----------------------------------------------------------
   Investment Objective                                 2
-----------------------------------------------------------
   Principal Investment Strategy                        2
-----------------------------------------------------------
   Future Trusts                                        3
-----------------------------------------------------------
   Essential Information                                3
-----------------------------------------------------------
   Portfolio Diversification                            4
-----------------------------------------------------------
   Principal Risks                                      4
-----------------------------------------------------------
   Fee Table                                            5
-----------------------------------------------------------
   Example                                              6
-----------------------------------------------------------
   Trust Portfolio                                      7
===========================================================
Elkhorn High Quality Preferred Select Portfolio         8
-----------------------------------------------------------
   Investment Objective                                 8
-----------------------------------------------------------
   Principal Investment Strategy                        8
-----------------------------------------------------------
   Future Trusts                                        9
-----------------------------------------------------------
   Essential Information                                9
-----------------------------------------------------------
   Portfolio Diversification                            10
-----------------------------------------------------------
   Principal Risks                                      10
-----------------------------------------------------------
   Fee Table                                            12
-----------------------------------------------------------
   Example                                              13
-----------------------------------------------------------
   Trust Portfolio                                      14
===========================================================
Report of Independent Registered Public Accounting Firm 16
===========================================================
Statements of Financial Condition                       17
===========================================================
The Trusts                                              18
-----------------------------------------------------------
   How to Buy Units                                     18
-----------------------------------------------------------
   How to Sell Your Units                               23
-----------------------------------------------------------
   Distributions                                        25
-----------------------------------------------------------
   Additional Investment Risks                          26
-----------------------------------------------------------
   Distribution of Units                                29
-----------------------------------------------------------
   Trust Administration                                 30
-----------------------------------------------------------
   Taxes                                                33
-----------------------------------------------------------
   Expenses                                             36
-----------------------------------------------------------
   Index Description                                    37
-----------------------------------------------------------
   Experts                                              38
-----------------------------------------------------------
   Description of Ratings                               38
-----------------------------------------------------------
   Standard & Poor's, Inc.                              40
-----------------------------------------------------------

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail: publicinfo@sec.gov
Write:  Public Reference Section
        Washington, D.C. 20549
Visit:  http://www.sec.gov (EDGAR Database)
Call: 202.551.8090 (only for information on the operation of the Public Reference Section)

Call The Bank of New York Mellon
           800.701.8178 (investors)/800.647.3383 (brokers)

When units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

The information in the prospectus is not complete and may be changed. We may not sell, or accept offers to buy, securities of a future series until that series has become effective with the SEC. No securities can be sold in any state where a sale would be illegal.

Elkhorn Unit Trust, Series 7
Securities Act file number: 333-______
Investment Company Act file number: 811-22925

Elkhorn Securities logo

PROSPECTUS               Elkhorn Unit Trust,
       UIT               Series 7

Elkhorn Deepest Value Sector Portfolio

Elkhorn High Quality Preferred Select Portfolio

                                                          DATED __________, 2016

Elkhorn Securities, LLC           Phone: 630.355.4676
207 Reber Street, Suite 201       E-mail: info@elkhorn.com
Wheaton, IL 60187                 www.elkhorn.com



                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

     The Depositor will obtain a Securities Dealer Blanket Bond for its officers, directors and employees.

     B. This Registration Statement comprises the following papers and documents.

               The facing sheet
               The prospectus
               The signatures
               Consents of Independent Registered Public Accounting Firm and Counsel as indicated Exhibits as indicated on the List of Exhibits

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Elkhorn Unit Trust, Series 7 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Wheaton, and State of Illinois, on the 2nd day of December, 2015.

                                        ELKHORN UNIT TRUST, SERIES 7, Registrant

                                          By: ELKHORN SECURITIES, LLC, Depositor

                                                      By: /s/ Benjamin T. Fulton
                                                      --------------------------
                                                              Benjamin T. Fulton
                                                         Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE                          TITLE                                              DATE
                                        Chief Executive Officer and the Chief
/s/ Benjamin T. Fulton                  Compliance Officer of Elkhorn Securities,          December 2, 2015
----------------------                  LLC
Benjamin T. Fulton

                                        Chief Financial Officer of Elkhorn                 December 2, 2015
/s/ Philip L. Ziesemer                  Securities, LLC
---------------------------
Philip L. Ziesemer


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                       CONSENT OF CHAPMAN AND CUTLER LLP

     The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 to the Registration Statement.

                        CONSENT OF DORSEY & WHITNEY LLP

     The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.2 to the Registration Statement.


                                LIST OF EXHIBITS

     1.1  Reference Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust. (Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 for Elkhorn Unit Trust, Series 1 (File No. 333-198204) filed on January 14, 2015.)


     2.1 Code of Ethics. (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Elkhorn Unit Trust, Series 1 (File No. 333-198204) filed on January 14, 2015.)

     3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.2 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

                                   MEMORANDUM

                        Re: Elkhorn Unit Trust, Series 7

     The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the fund, will be filed by amendment.

                                    1940 ACT

                             FORMS N-8A AND N-8B-2

     Form N-8A and Form N-8B-2 was filed in respect of Elkhorn Unit Trust (and subsequent series) (File No. 811-22925).

                                    1933 ACT

                                 THE INDENTURE

     The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated January 13, 2015 relative to Elkhorn Unit Trust, Series 1.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
December 2, 2015